Strayer Education, Inc.

Making education achievable for working adults

Via EDGAR

December 6, 2017

Mr. Paul Fischer
Staff Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:                             Strayer Education, Inc.
Registration Statement on Form S-4
Originally filed on November 20, 2017
File No. 333-221682

Ladies and Gentlemen,

Reference is made to the Registration Statement on Form S-4 (File No. 333-221682), as amended (the “Registration Statement”) filed by Strayer Education, Inc. (the “Company”) with the U.S. Securities and Exchange Commission. The Company hereby requests the Registration Statement be made effective at 2:00 p.m. Eastern time, on December 8, 2017, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the U.S. Securities Act of 1933, as amended.

If the Staff has any questions or comments concerning this letter, or if you require additional information, please feel free to contact Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4800 or by email at christian.nagler@kirkland.com.

Very truly yours,

By:	/s/ Daniel W. Jackson
Daniel W. Jackson
Executive Vice President and
Chief Financial Officer
Strayer Education, Inc.

cc:                                Christian O. Nagler, Esq.

2303 Dulles Station Boulevard • Herndon, VA 20171

Phone 703-247-2500 • www.strayereducation.com